American Lorain Corporation

February 20, 2015

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-0405
Attn:	H. Roger Schwall Assistant Director

Re:	American Lorain Corporation
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 31, 2014
Response dated January 16, 2015
File No. 1-34449

Dear Mr. Schwall:

American Lorain Corporation(“ALN” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated January 22, 2015, in connection with complying with the issues and outstanding disclosure items set forth therein. For convenience of reference, we have included, in this response letter, the same caption and paragraph number, as well as the text of the comment, set forth in your Comment Letter followed by our response.

Form 10-K for Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Liquidity and Capital Resources, page 31

1. We note your response to prior comment 2. The two indentures that you reference appear to be material contracts that should be filed as exhibits to the Form 10-K. Amend your Form 10-K to file those documents. Also, in future filings, please provide investors with a more detailed discussion of your fundraising efforts, the purposes of such efforts and their impact on your operating results, capital expenditures, and liquidity. Please provide us with draft disclosure to be included in your next filing, including a brief description of the material terms of your debt instruments.

     Response: We have prepared the amendment 10-K/A with the indenture agreements as exhibits. Due to the Chinese New Year holiday this week, we are unable to obtain the consent from our auditor for the 10-K/A to be filed before the submission of this response. We plan to file the 10-K/A with the agreements before February 27, 2015.

Please see our draft disclosure to be included in our next filing, including a brief description of the material terms of our debt instruments as follows:

ALN spends a significant amount of cash on operations, principally to procure raw materials for our products. In order to fund the growth of our business and optimize the financial structure and after approval by Shanghai Stock Exchange and Shenzhen Stock Exchange, two of ALN subsidiaries issued seven notes through private transactions with investors in an aggregated amount of RMB 200 million (approximately $32,731,082) in 2013. Since the issuance, ALN has maintained the debt to assets ratio at a healthy level of 32.98% as of December 31, 2013 (December 31, 2012: 27.82%) .

Junan Hongrun Foodstuff Co., Ltd., a subsidiary of ALN, was approved by Shanghai Stock Exchange to issue up to RMB 100 million (approximately $16,365,541) Small and Medium Size Enterprise 2013 Private Placement Notes. Two qualified investors subscribed the full amount in October and November 2013, respectively. The notes bear an interest rate of 9.5% per annum with a two-year term.

Beijing Lorain Co., Ltd., a subsidiary of ALN, was approved by Shenzhen Stock Exchange to issue up to RMB 100 million (approximately $16,365,541) Small and Medium Size Enterprise 2013 Private Placement Notes. Five qualified investors subscribed the full amount in August 2013. The notes bear an interest rate of 10% per annum with a three-year term.

ALN operational capital is mainly from three sources: cash flow generated from operations, proceeds of short-term and long-term loans from banks and notes subscribed by Chinese qualified institutional investors. As of December 31, 2013, debt financing comprises: (i) $29.4 million short term loan from banks which may be rolled over on an annual basis; (ii) $13.8 million 2-3 year long-term loan from banks; (iii)$45.8 million 2-3 year notes. The mixed arrangement of financing facilities provides capital resources in both short and middle term.

ALN’s earnings before taxes and interest were $28.4 in 2013 (2012: $33.5 million). Management believes that proceeds generated from operations will cover all the interests.

Management anticipates that ALN's existing capital resources and cash flows from operations and current and expected bank loans will be adequate to satisfy ALN liquidity requirements and debt service for the foreseeable future.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please email me at chensi@usalr.cn and copy our CFO Mr. Johnny Zhou at johnny.zhou@usalr.cn

Very truly yours,

/s/ Si Chen
Si Chen, Chief Executive Officer
American Lorain Corporation

cc:	Johnny Zhou, Chief Financial Officer, American Lorain Corporation
Thomas Wardell, Esq.
Jeffrey Li, Esq.